UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

                      PositiveID Corporation
(Name of Issuer)

                                         Common Stock - $0.01 par value
(Title of Class of Securities)

                                                     73740J 100
(CUSIP Number)

William J. Caragol
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
                                                 561-805-8008
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                                                March 21, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	73740J 100	Page	2	of	6

1	NAMES OF REPORTING PERSONS William J. Caragol

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		3,125,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,750,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,125,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	73740J 100	Page	3	of	6

This Amendment No. 11 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”) of PositiveID Corporation, a Delaware corporation (the “Issuer”), and amends and restates certain Items of the Schedule 13D, originally filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2008, as amended on February 27, 2009, October 1, 2009, October 19, 2009, October 21, 2009, October 26, 2009, November 17, 2009, March 26, 2010, May 24, 2010, December 10, 2010, and March 18, 2011 by furnishing the information set forth below. Information contained in the Schedule 13D, as amended, remains effective except to the extent it is amended, restated, supplemented or superseded by information contained in this Schedule 13D/A.

This Amendment No. 11 excludes Scott R. Silverman and R & R Consulting Partners, LLC, who had previously jointly reported beneficial ownership in Amendments No. 6 through No. 10 with Mr. Caragol.  As of December 30, 2011, Mr. Silverman and R & R Consulting Partners, ceased filing jointly with Mr. Caragol but will continue to report their beneficial ownership separately on Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended in its entirety to read as follows:

The name of the reporting person is William J. Caragol. His business address is 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445 and his present principal occupation is chairman of the board of the Issuer and chief executive officer of the Issuer. Mr. Caragol is a citizen of the United States of America. Mr. Caragol has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer

The following information restates the information previously provided in Item 5.

(a) –(b)

William J. Caragol

Mr. Caragol beneficially owns 3,125,000 Shares, representing 2.8% of the outstanding Shares, which includes 300,000 Shares which there is a right to acquire voting power or dispositive power, or both, within 60 days.

Mr. Caragol has sole voting power over 3,125,000 Shares which are held directly by Mr. Caragol.  Mr. Caragol has sole dispositive power over 2,750,000 Shares that he directly owns.  Mr. Caragol lacks dispositive power over 375,000 Shares which are restricted as to transfer until January 1, 2013.

(c)  On March 21, 2012, Mr. Caragol resigned as a manager of Blue Moon Energy Partners LLC (“Blue Moon”). Prior to resigning as manager of Blue Moon, Mr. Caragol shared voting and dispositve power over 1,089,000 Shares owned by Blue Moon. As a result of Mr. Caragol’s resignation as manager, Mr. Caragol no longer benefically owns, for purposes of Section 13(d) of the Exchange Act, any securities held by Blue Moon. No other transactions involving the securities of the Issuer were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by Mr. Caragol.

(d)  No other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Caragol.

CUSIP No.	73740J 100	Page	4	of	6

(e) Mr. Caragol ceased to be the beneficial owner of more than 5% of the class of securities on March 21, 2012.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Not applicable.

CUSIP No.	73740J 100	Page	5	of	6

Item 7. Material to be Filed as Exhibits

The following is filed as an exhibit to this Schedule 13D/A:

1.
Amendment No. 1 to Joint Filing Agreement December 30, 2011, among Scott R. Silverman, William J. Caragol and R & R Consulting Partners, LLC (incorporated by reference to Exhibit 1 of Amendment No. 11 to Schedule 13D filed by Scott R. Silverman on December 30, 2011).

CUSIP No.	73740J 100	Page	6	of	6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2012

/s/ William J. Caragol
Name: William J. Caragol